UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D. C. 20549

____

FORM 8-K

____

CURRENT REPORT

Pursuant to Section 13 or 15(d) of
the Securities Exchange Act of 1934

Date of report (Date of earliest event reported): June 16, 2011

ASHLAND INC.
(Exact name of registrant as specified in its charter)

Kentucky
(State or other jurisdiction of incorporation)

1-32532	20-0865835
(Commission File Number)	(I.R.S. Employer Identification No.)

50 E. RiverCenter Boulevard
P.O. Box 391
Covington, Kentucky 41012-0391
Registrant's telephone number, including area code (859) 815-3333

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

[ ] Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

[ ] Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

[ ] Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

[ ] Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 7.01. Regulation FD Disclosure

Ashland Inc. executives are scheduled to speak on Thursday, June 16, 2011, at a presentation for prospective lenders held by Citi, The Bank of Nova Scotia, BofA Merrill Lynch and U.S. Bank National Association in connection with the bank financing relating to the acquisition of International Specialty Products Inc. A copy of the slides for this presentation are attached hereto as Exhibit 99.1 and incorporated herein by reference.

Ashland is furnishing this information pursuant to the Securities and Exchange Commission's Regulation FD. By filing this report on Form 8-K, Ashland makes no admission as to the materiality of any information in this report.

Item 9.01. Financial Statements and Exhibits

(d) Exhibits

99.1 Presentation slides dated June 16, 2011

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

ASHLAND INC.
(Registrant)

June 16, 2011

/s/ Lamar M. Chambers
Lamar M. Chambers
Senior Vice President and
Chief Financial Officer

EXHIBIT INDEX

99.1 Presentation slides dated June 16, 2011.

Exhibit 99.1

ASHLAND®

Lender Presentation

$750 million Revolving Credit Facility
$1,200 million Term Loan A
$1,700 million Term Loan B

June 16, 2011

citi Scotia Capital Bank of America Merrill Lynch* usbank*

Forward-Looking Statements

This presentation contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. These statements include those that refer to Ashland's current expectations about the acquisition of International Specialty Products Inc. (ISP). Although Ashland believes its expectations are based on what management believes to be reasonable assumptions, Ashland cannot assure that the expectations reflected in this presentation or in any oral statements related to the acquisition of ISP will be achieved, as they are subject to risks and uncertainties that are difficult to predict and may be outside of Ashland's control. These risks and uncertainties may cause actual results to differ materially from those stated, projected or implied. Such risks and uncertainties include, among other things, the possibility that the benefits anticipated from the acquisition of ISP will not be fully realized, the possibility that the transaction may not close, and the possibility that financing may not be available on the terms committed. Other factors, uncertainties and risks affecting Ashland are contained in its periodic filings made with the Securities and Exchange Commission (SEC), including Ashland's Form 10-K for the fiscal year ended Sept. 30, 2010, and Ashland's quarterly Form 10-Q filings, which are available on Ashland's Investor Relations website at http://investor.ashland.com or the SEC's website at www.sec.gov. Ashland undertakes no obligation to subsequently update or revise the forward-looking statements made in this presentation to reflect events or circumstances after the date of this presentation.

Regulation G: Adjusted and Pro Forma Results

The information presented herein regarding certain unaudited adjusted and pro forma results does not conform to generally accepted accounting principles (GAAP) and should not be construed as an alternative to the reported results determined in accordance with GAAP. Management has included this non-GAAP and pro forma information to assist in understanding the operating performance of the company and its reporting segments. The non-GAAP and pro forma information provided may not be consistent with the methodologies used by other companies. All non-GAAP information related to previous Ashland filings with the SEC has been reconciled with reported GAAP results.

Introduction

David Jaffe

Managing Director, Citi

Transaction Structure

- On May 31, 2011, Ashland announced the all-cash acquisition of International Specialty Products ("ISP")
  - Specialty chemical manufacturer of innovative functional ingredients
  - Solutions provider to key growth markets such as personal care and pharmaceutical
- Combined pro forma trailing 12-month financials for the period ended March 31, 2011
  - Sales: $7.6 billion
  - Adjusted EBITDA: $1.1 billion
- $3.2 billion purchase price
  - $1.2 billion to pay off ISP debt ($1.0 billion net of cash)[(1)]
  - $2.2 billion to purchase ISP equity
  - 8.9x TTM 3/31/2011 Adjusted EBITDA
- Sources of funds
  - $2.9 billion of funded credit facilities
  - $300 million Ashland cash for purchase price
  - ~$200 million Ashland cash for transaction costs and other upfront expenses[(2)]
- Expected closing prior to end of September quarter
  - Subject to regulatory approval and other customary closing conditions

[1] $1,199 million of ISP total debt and $244 million of ISP cash as of 3/31/2011.
[2] Includes financing fees, transaction expenses, interest-rate-swap termination cost, and change-of-control payments.

ASHLAND.

Sources and Uses

($ in millions)

Sources	Amount	Uses	Amount
Cash and Equivalents	$764[1]	Purchase of ISP	$2,245
New Revolving Credit Facility[2]	0	Refinance ISP Total Debt	1,199
New Term Loan A	1,200	Fees and Other Charges[3]	220
New Term Loan B	1,700		
Total Sources	**$3,664**	**Total Uses**	**$3,664**

(1) Reflects pro forma 3/31/2011 Ashland cash of $520 million plus 3/31/2011 ISP cash of $244 million.

(2) Undrawn at close. $750 million in total commitments with approximately $90 million of letters of credit outstanding.

(3) Includes financing fees, transaction expenses, interest rate swap termination cost and change-of-control payments.

Pro Forma Capitalization

($ in millions)	As Reported[1] 3/31/2011	Adjustments	Pro Forma for ISP 3/31/2011
Cash and Equivalents	**$ 1,129**	**$ (520)[2]**	**$ 609[3]**
New Revolving Credit Facility	0	0	0
New Term Loan A		1,200	1,200
New Term Loan B		1,700	1,700
9.125% notes due 2017	631		631
6.60% notes, due 2027	12		12
Total Secured Debt	**$ 643**		**$ 3,543**
Other Unsecured Debt	170		170
Subsidiary Debt	94		94
Total Debt	**$ 907**		**$ 3,807**
Total Net Debt	**$ (222)**		**$ 3,198**
TTM Adjusted EBITDA	$ 735	$ 360	$ 1,095
TTM Pro Forma Interest			211
TTM Capex			257
Secured Debt / TTM Adjusted EBITDA			3.2 x
Secured Net Debt / TTM Adjusted EBITDA			2.7 x
Total Debt / TTM Adjusted EBITDA			3.5 x
Total Net Debt / TTM Adjusted EBITDA			2.9 x
TTM Adjusted EBITDA / Interest			5.2 x
TTM Adjusted EBITDA - Capex / Interest			4.0 x

(1) Former Ashland Distribution commercial unit, sold effective March 31, 2011, reported as discontinued operations.
(2) Cash adjustment of $520 million excludes 3/31/2011 ISP cash of $244 million.
(3) Excludes an estimated $175 million of share repurchases and closing costs associated with the sale of Ashland Distribution after March 31, 2011.

ASHLAND.

Transaction Overview

Jim O'Brien

Chairman and CEO

ASHLAND.

Introductions

- Jim O'Brien, Chairman and CEO
- Lamar Chambers, Senior Vice President and CFO
- John Panichella, Senior Vice President, Ashland, and President, Ashland Aqualon Functional Ingredients
- Jack Joy, Vice President, Corporate Development
- Kevin Willis, Vice President and Treasurer
- Stan Turner, Director, Enterprise Strategy
- Lynn Freeman, Assistant Treasurer
- Shea Blackburn, Manager, Debt

ASHLAND

Ashland's Strategy

Furthering our long-term strategic goals

	ISP
Global #1 or strong #2 market position	✓
Broad global footprint	✓
Robust cash-generating businesses	✓
Leverage competitive strengths	✓
Preferably water-based or sustainable chemistries	✓

Transaction Rationale

- Strengthens positions in a number of important high-growth, high-margin end markets
  - Pharmaceutical: Excipients
  - Personal Care: Hair Care, Skin Care, Oral Care
- Broadens our intellectual property portfolio of water-soluble polymers and global R&D and applications capability
  - Strong pipeline of new products to drive growth of the combined business
  - New product development opportunities by leveraging new chemistries
- Deepens relationships with existing customers and enhances penetration of existing markets
  - Complementary product offerings in a number of areas
- Generates more consistent, predictable earnings and cash-flow generation
  - Stable, less-cyclical end markets

Investment Highlights

- Diversified business portfolio serving a wide range of end markets
- Strengthens Functional Ingredients business and R&D efforts
- Leading market positions in all markets served
- Broad geographical diversity
  - ISP has ~60% of revenues outside North America
  - Pro forma company will generate approximately $3.5 billion in revenues outside North America
- Achievable synergies
  - Expected annualized run-rate synergies of at least $50 million by year 2
  - We will pursue disciplined, bottom-up approach similar to that used for Hercules
- Commitment to deleveraging
  - Proven track record in Hercules transaction
  - Target leverage of 2.0x
- Experienced management team

Ashland Overview

Jim O'Brien

Chairman and CEO

Ashland Overview

Sales[1]: $6.0 billion

By commercial unit


Ashland Aqualon Functional Ingredients 16%
Ashland Hercules Water Technologies 30%
Ashland Consumer Markets 31%
Ashland Performance Materials 23%

By geography


Europe 24%
North America 58%
Asia Pacific 13%
Latin America/ Other - 5%

Adjusted EBITDA[1]: $735 million


Ashland Aqualon Functional Ingredients 27%
Ashland Consumer Markets 37%
Ashland Hercules Water Technologies 23%
Ashland Performance Materials - 13%

NYSE Ticker Symbol:	ASH
Total Employees:	~12,500
Outside North America	~40%
Number of Countries in Which Ashland Has Sales:	More than 100

[1] For trailing 12 months ended March 31, 2011.

Ashland Aqualon Functional Ingredients

A global leader in managing rheology of water-based systems

Trailing 12 Months Ended March 31, 2011
Sales: $1.0 billion
Adjusted EBITDA: $208 million
Adjusted EBITDA Margin: 21.8%

Business Overview	
Customers	• Diversified, global customer base
Products	• Broad product line based on renewable resources - Water-soluble polymers (cellulose ethers and guar derivatives)
Markets	• Regulated markets - Personal care - Pharmaceutical - Food • Water-based paints • Oilfield (chemicals and drilling muds) • Construction



Coatings Additives 33%
Construction 18%
Regulated Industries 30%
Energy & Specialties Solutions 19%

Sales by Market



MC 18%
HEC 32%
Guar - 8%
Klucel™ 6%
CMC 20%
Other 16%

Sales by Product



Latin America/ Other - 8%
Asia Pacific 20%
Europe 37%
North America 35%

Sales by Geography

™ Trademark, Ashland or its subsidiaries, registered in various countries

Ashland Hercules Water Technologies

A major global supplier of process and functional chemicals

Trailing 12 Months Ended March 31, 2011
Sales: $1.8 billion
Adjusted EBITDA: $180 million
Adjusted EBITDA Margin: 9.9%

Business Overview	
Customers/ Markets	• Growth - Commercial and institutional - Food and beverage - Mining - Packaging - Tissue and towel - Pulp • Base - Printing and writing - Specialty chemicals - General manufacturing • Opportunistic - Lubricants - Municipal - Basic chemicals/ other
Products/ Services	• Process chemicals: microbial and contaminant control, pulping aids, retention aids and defoamers • Utility water treatments • Functional chemicals: sizing/strength



Opportunistic 18%
Growth 51%
Base 31%

Sales by Market



Process 25%
Functional 41%
Utility 34%

Sales by Product



Europe 33%
Asia Pacific - 11%
North America 49%
Latin America/ Other - 7%

Sales by Geography

ASHLAND.

Ashland Performance Materials

A global leader in specialty chemicals

Trailing 12 Months Ended March 31, 2011
Sales: $1.4 billion
Adjusted EBITDA: $96 million
Adjusted EBITDA Margin: 7.1%

Sales by Market[1]


Industrial Construction 29%
Res. Constr. 14%
Pkg. & Converting 23%
Marine 13%
Transportation 11%
Infrastructure 10%

Sales by Geography[1]


North America 59%
Europe 25%
Asia Pacific 10%
Latin America/ Other - 6%

Business Overview	
Customers	• Auto manufacturers; foundries; pipe and tank fabricators; packaging and converting; bathware, countertop and window lineal manufacturers; pipe relining contractors; boat builders; wide and narrow web printers
Products/ Services	• Composites and Adhesives - Unsaturated polyester resins - Vinyl ester resins - Gelcoats - Pressure-sensitive adhesives - Structural adhesives - Specialty resins • Casting Solutions/ASK Chemicals[2] - Foundry binder resins - Chemicals - Sleeves and filters - Design services
Markets	• Construction, packaging and converting, marine and transportation

[1] Excludes sales from Casting Solutions.
[2] Joint venture launched in December 2010. Ashland retains 50% interest.

ASHLAND.

Ashland Consumer Markets: A leading worldwide marketer of premium-branded automotive lubricants and chemicals

Trailing 12 Months Ended March 31, 2011

Sales: $1.9 billion

Adjusted EBITDA: $288 million

Adjusted EBITDA Margin: 15.5%

Sales by Market Channel



Specialty/ Other - 3%
Valvoline Int'l 23%
DIFM: Installer channel 27%
Do-It-For-Me 38%
Do-It-Yourself 36%
DIFM: Valvoline Instant Oil Change - 11%

Sales by Product Line



Chemicals - 5%
Lubricants 86%
Antifreeze - 5%
Filters - 2%
Appearance products - 2%

Business Overview	
Customers	• Retail auto parts stores and mass merchandisers who sell to consumers • Installers, such as car dealers and quick lubes; distributors • Fleet owners; manufacturers and users of industrial and power generation equipment
Products/ Services	• Valvoline™ lubricants and automotive chemicals • MaxLife™ lubricants for high-mileage vehicles • SynPower™ synthetic motor oil • Eagle One™ and Car Brite™ appearance products • Zerex™ antifreeze • Valvoline Instant Oil Change™ service • NextGen™ recycled motor oils
Market Channels	• Do-It-Yourself (DIY) • Do-It-For-Me (DIFM) • Valvoline International

™ Trademark, Ashland or its subsidiaries, registered in various countries

ASHLAND

ISP Overview

John Panichella

Senior Vice President, Ashland, and

President, Ashland Aqualon Functional Ingredients

ISP Overview
High-margin, global business

- Leading manufacturer of functional ingredients to personal care and pharmaceutical markets
  - EBITDA margins ~ 21% - 22%
  - Robust top-line growth
- Unique technology portfolio that meets a variety of demanding customer applications
  - More than 400 active patents
  - Approximately 275 scientists, positioned globally
- Strong global presence
  - Nearly 60% of sales from outside North America
- Extensive relationships with leading consumer brand and pharmaceutical providers
- Approximately 2,700 employees





ASHLAND

ISP Portfolio Overview

Broad Portfolio in Stable Markets

	Specialty Chemicals			Industrial Chemicals	
	Personal Care	**Pharma & Nutrition**	**Performance**	**Intermediates**	**Elastomers**
Financial & Operating Information					
2010 EBIT ($mm)	$124	$76	$35	$29	
Key End Markets	**Skin Care** ▸ Skin lotions and anti-aging products ▸ Body washes ▸ Suncare products **Hair Care** ▸ Shampoo / Conditioner ▸ Mousses / Gels ▸ Hairsprays **Oral Care** ▸ Toothpastes ▸ Mouthwashes ▸ Denture adhesives	**Pharmaceutical** ▸ Tablets ▸ Dialysis membranes ▸ Wound care ▸ Capsules **Other** ▸ Food ▸ Beverages ▸ Fine chemicals	▸ Oilfield ▸ Detergents and household cleaners ▸ Inkjet paper coatings ▸ Adhesives ▸ Agriculture ▸ Paints ▸ Chemical processing ▸ Electronics	▸ Polyesters ▸ Urethanes ▸ Polybutylene terephthalate (PBT) plastics ▸ Value-added chemical products	▸ Tires ▸ Hoses ▸ Belting
Key Products	▸ Biofunctional ingredients ▸ UV absorbers ▸ Bioadhesives ▸ Polymers ▸ Emulsifiers / emollients	▸ Excipients ▸ Reaction solvents ▸ Bioavailability enhancers ▸ Clarification polymers ▸ Radiation-sensitive films	▸ Polymers ▸ Monomers ▸ Solvents ▸ Biocides	▸ Butanediol (BDO)	▸ Emulsion SBR (ESBR)
Key Customers	▸ Alberto Culver ▸ Avon ▸ Colgate ▸ L'Oreal ▸ Playtex ▸ P&G ▸ Unilever	▸ Fresenius ▸ GSK ▸ Merck ▸ Novartis ▸ Pfizer	▸ Bayer ▸ Dow ▸ Halliburton ▸ HP ▸ Reckitt Benckiser	▸ Bayer ▸ DSM ▸ DuPont ▸ Novamont	▸ Bridgestone/ Firestone ▸ Cooper Tires ▸ Michelin ▸ Toyo Tires

ASHLAND

ISP Locations
Strong global positions


Global/Regional HQ
Technical Center
Manufacturing
Bradford, UK
Cologne, Germany
Memmingen, Germany
Paris, France
Sophia Antipolis, France
Shanghai, China
Wayne, NJ
Texas City, TX
Hyderabad, India
Mexico City, Mexico
Singapore
Sao Paulo, Brazil

<u>N.A. Manufacturing</u>
- Calvert City, KY
- Chatham, NJ
- Columbia, MD
- Columbus, OH
- Freetown, MA
- Huntsville, AL
- Leaside, Canada
- Lima, OH
- Port Neches, TX
- Texas City, TX

<u>L.A. Manufacturing</u>
- Cabreuva, Brazil

<u>European. Manufacturing</u>
- Horhausen, Germany
- Marl, Germany
- Memmingen, Germany
- Newton Aycliffe, UK
- Poole, UK
- Sophia Antipolis, France

	2010 Sales
North America	41%
Europe	35%
Asia Pacific	14%
Latin America	10%

~60% of sales outside of North America

ASHLAND

ISP 2010 EBIT by Segment

Greater than 75% of earnings from personal care & pharmaceutical



Personal
Care
47%
Industrial 11%
Performance
13%
Pharma &
Nutrition
29%

EBIT: $264 million

ISP Historical Performance[1]

Fast-growing, high-margin segments


Size of bubble denotes relative 2010 Operating Income
Personal Care
Pharma & Nutrition
Operating Margin
Intermediates
Elastomers
Performance
Historical Growth
5-yr sales CAGR

[1] Based on calendar-year 2010 ISP financials and historical data provided by ISP management.

Personal Care – Overview

Business Overview

- Manufactures critical ingredients in well-known cosmetic and skin-, hair- and oral-care products
- Market is relatively noncyclical, with sustainable growth and exceptional margins
- Leading position as a strategic supplier by 8 of the top 10 global beauty care companies
- Strong programs in upstream research (new molecules), materials science, formulation science, hair and skin biology and regional technical support

2010 Sales by Product


Oral Care
26%
Skin Care
42%
Hair Care
32%

Operating Income

($ in millions)


$87
$99
$124
2008
2009
2010

Key Customers

- Alberto Culver
- Avon
- Colgate
- L'Oreal
- Playtex
- P&G
- Unilever

Solid Reputation For Quality

ASHLAND.

Pharma and Nutrition – Overview

Business Overview

- Products are key ingredients for prescription and over-the-counter tablets, injectable prescription drugs, antiseptics and dialysis membranes
- Strong specialty-excipients business and global network of tablet formulation laboratories
- Manufactures specialty solvents for pharma API manufacture; radiation-sensitive films for medical imaging; clarification and stabilization aids for beer and wine; and fine chemicals and food ingredients

2010 Sales by Product



Other 7%
Food 6%
Beverage 14%
Pharma Solvents 14%
Pharma 59%

Operating Income

($ in millions)



$60
$72
$76
2008
2009
2010

Key Customers

- Fresenius
- GSK
- Merck
- Novartis
- Pfizer

ASHLAND.

Performance Chemicals – Overview

Business Overview

- ISP segment with the broadest product portfolio and range of applications
- Manufactures vinyl pyrrolidone, vinyl caprolactam and acrylate polymers, solvents and alkylpyrrolidones, vinyl monomers and ethers, specialty styrene-butadiene rubber, and industrial biocides
- End markets include adhesives and sealants, agrochemicals, coatings and inks, electronics, HI&I cleaning, mining and mineral slurries, oilfield, membranes, plastics, pulp and paper, and water conditioning

2010 Sales by Product



Specialty Elastomers 8%
Specialty Solvents 45%
Biocides 14%
Performance 33%

Operating Income

($ in millions)



$22
$22
$35
2008
2009
2010

Key Customers

- Bayer
- Dow
- Halliburton
- HP
- Reckitt Benckiser

ASHLAND.

Industrial Chemicals – Overview

Business Overview

- Engaged in the manufacture and sale of:
  - Intermediates, principally butanediol, sold in the merchant market for use in performance plastics and synthetic fibers
  - Elastomers, principally cold emulsion styrene-butadiene rubber, which is used in tires and industrial rubber products
- Competes as a low-cost manufacturer with its extensive manufacturing experience and field sales organization

2010 Sales by Product



Intermediates
32%
Elastomers
68%

Operating Income

($ in millions)



$23
$1
$29
2008
2009
2010

Key Customers

Intermediates:

- Bayer
- DSM
- DuPont
- Novamont

Elastomers:

- Bridgestone / Firestone
- Cooper Tires
- Michelin
- Toyo Tires

ASHLAND.

Strategic Fit with Ashland

Stan Turner

Director, Enterprise Strategy

Ashland EBITDA Transformation

ISP continues to build world-class specialty chemical company

Pre-Transformation:
2004


Ashland Consumer Markets 16%
Ashland Specialty Chemicals 15%
Divested Segments 69%

EBITDA: $0.6 billion

Pro Forma[1]


Ashland Consumer Markets 26%
Specialty Chemical Commercial Units 74%

EBITDA: $1.1 billion

[1] Pro forma Adjusted EBITDA for trailing 12 months ended March 31, 2011.

EBITDA Margin Expansion[1]

Strategic decisions have dramatically expanded margins over time



ISP Acquisition
14.5%
Divested Distribution March 2011
12.3%
Acquired Hercules November 2008
9.0%
9.7%
3.9%
4.5%
4.3%
2006
2007
2008
2009
2010
TTM - Adjusted
TTM - Pro forma

[1] 2006 through 2010 EBITDA margin as reported in the fiscal year noted and not adjusted for future transactions. TTM – Adjusted represents adjusted results for the trailing 12 months ended March 31, 2011.

ASHLAND.

Ashland EBITDA Transformation
Enhanced margin performance

Today[1]


Ashland Aqualon Functional Ingredients 27%
Ashland Hercules Water Technologies 23%
Ashland Performance Materials 13%
Ashland Consumer Markets 37%

Revenue: $6.0 billion
EBITDA: $735 million
EBITDA%: 12.3%

Pro Forma[1]


Ashland Aqualon Functional Ingredients 18%
Ashland Hercules Water Technologies 16%
Ashland Performance Materials - 8%
Ashland Consumer Markets 26%
ISP 32%

Revenue: $7.6 billion
EBITDA: $1.1 billion
EBITDA%: 14.5%

[1] For trailing 12 months ended March 31, 2011.

ASHLAND

Functional Ingredients Strategy

ISP aligns with our previously stated core and adjacency goals

Ashland Aqualon Functional Ingredients

Adjacency Strategy

Slide extracted from June 2010 Ashland Analyst Day

- Focus on adjacencies that leverage cellulose core
  - Core technologies for new geographies and markets
  - Broader technologies and capabilities for existing customers



Capabilities & Technologies
New
Existing
3 Broaden Solutions
Leverage customer base with new technologies.
4 Enter New Markets
Explore new ingredient markets and capabilities.
1 Core Cellulose
Strengthen core technologies to stay ahead of the competition.
2 Broaden Markets
Leverage core technology and capability to a broader customer base.
Existing
New
Customers & Markets

	Development Path	Market Opportunity ($ millions)
Aquaflow	Organic	170
Surfactants	Organic/Inorganic	230
Foam Control	Organic/Inorganic	350
Tablet Coatings	Organic/Inorganic	420
Redispersible Powders (RDP)	Organic/Inorganic	900
Controlled Release	Organic/Inorganic	325
Hair Care Additives	Inorganic	850
Skin Care	Inorganic	2,200

44

ASHLAND

- ISP strengthens our position in 5 of our 8 targeted, adjacent markets
  - Surfactants, Tablet Coatings, Controlled Release, Hair Care and Skin Care

ASHLAND

Strategic Benefits

Complementary sales[1] offerings in familiar segments



100%
75%
50%
25%
0%
Hair Care
Oral Care
Skin Care
Pharma
Energy
Food&Bev
Functional Ingredients
ISP

- Hair Care
  - Fixatives for hair gels and hairsprays
  - Shampoo thickeners and conditioners
- Oral Care
  - Tartar and gingivitis control
  - Toothpaste thickeners, stabilizers
- Skin Care
  - Actives: UV, anti-wrinkle, etc.
  - Rheology modifiers
- Pharmaceutical
  - Immediate release disintegrants
  - Controlled release
- Energy
  - Fluid loss additives, hydrate inhibitors
  - Drilling aids, cement additives
- Food & Beverage
  - Beverage clarifiers
  - Texture modifiers and thickeners

[1] Approximated from management estimates, 2010 ISP sales data, and Ashland's sales data.

Significant Synergy Opportunity

- Approximately $50 million annual synergies
  - Phased in over two years
- Main areas of synergy savings
  - Back office & administrative
  - Commercial & technical
  - Other G&A
- Implementation costs are approximately 1.0x to 1.5x annual synergy savings
- Disciplined, bottom-up approach similar to that used for the Hercules acquisition

Clear, Focused Integration Plan

- We will retain key managers to ensure ongoing success
- Ashland has a proven track record in successfully integrating acquisitions
- ISP will be integrated with the Ashland Aqualon Functional Ingredients segment
  - John Panichella, president of Ashland Aqualon Functional Ingredients, will lead the integration
- Create best practices

Financial Overview

Lamar Chambers
Senior Vice President and CFO

ASHLAND.

Financial Policy

- Use majority of available global cash to repay debt
  - We have terminated our automatic 10b5-1 stock repurchase plan[1]
- Continue to target leverage of 2.0x, achieving this target through discretionary debt paydown from free cash flow
- Maintain adequate liquidity ($750 million undrawn revolver[2] in place at closing and $300 million to $400 million of cash)
- Expect to execute swaps to effectively fix 70% – 80% of total outstanding debt

[1] Board authorization remains in place and shares may still be repurchased over time.
[2] Approximately $90 million of letters of credit outstanding at close.

ASHLAND.

Proven Ability to Delever Quickly



Net Debt ($ in millions)
Net Debt / EBITDA
$2,500
$2,000
$1,500
$1,000
$500
$0
($500)
3.5x
3.0x
2.5x
2.0x
1.5x
1.0x
0.5x
0.0x
-0.5x
$2,315
3.2x
$2,251
3.1x
$2,063
2.8x
$1,765
2.4x
$1,290
1.7x
$1,220
1.6x
$1,001
1.0x
$974
0.9x
$837
0.9x
$900
0.9x
$(188)
-0.2x
Hercules Close
12/31/08
3/31/09
6/30/09
9/30/09
12/31/09
3/31/10
6/30/10
9/30/10
12/31/10
3/31/11

Note: Net Debt and Net Debt / EBITDA are as defined in Ashland's current credit agreement.

Strong Pro Forma Financials

($ in millions)	Trailing 12 Months Ended 3/31/2011 Ashland		Trailing 12 Months Ended 3/31/2011 ISP		Certain Transaction Adjustments[1]		Combined PF Company[1]	
Income Statement								
Net Sales	$	5,984	$	1,632			$	7,616
Cost of sales		(4,335)		(1,148)				(5,483)
Gross Profit	$	1,649	$	484	$	0	$	2,133
SG&A and R&D expense		(1,257)		(185)				(1,442)
Equity and other income		47		--				47
Amortization		--		(4)				(4)
Incremental transaction amortization		--		--		(43)[3]		(43)
Operating Income	$	439	$	295	$	(43)	$	691
Net interest expense		(118)		(65)		(28)		(211)
Net gain on acquisitions and divestitures		47		--				47
Other income (expense), net[2]		1		3		(13)		(9)
Earnings Before Income Taxes	$	369	$	233	$	(84)	$	518
(Provision for)/benefit from income taxes		(40)		(14)		(136)		(190)
Net Income/(Loss) from Continuing Operations	$	329	$	219	$	(220)	$	328
Adjusted EBITDA Reconciliation								
Operating income	$	439	$	295	$	(43)	$	691
Depreciation and amortization		282		65		43		390
EBITDA	$	721	$	360	$	0	$	1,081
Total adjustments		14		--				14
Adjusted EBITDA	$	735	$	360	$	0	$	1,095

(1) Reflective of certain estimated transaction adjustments, including tax-related adjustments. Excludes certain purchase accounting adjustments that may occur including step-up of assets.

(2) Includes amortization of deferred financing fees ($14 million) and other income (expense).

(3) Amount represents the original estimate used for Ashland's valuation model for the transaction which was subsequently updated to $50 million and which will likely change further after purchase accounting procedures are completed.

ASHLAND.

Ashland Historical Financial Summary

($ in millions)

Functional Ingredients



$1,096
$258
$924
$203
$915
$214
$952
$208
2008
2009
2010
TTM 03/11
Revenue
Adjusted EBITDA

Water Technologies



$2,115
$194
$1,807
$198
$1,785
$202
$1,815
$180
2008
2009
2010
TTM 03/11
Revenue
Adjusted EBITDA

Performance Materials



$1,621
$104
$1,106
$76
$1,286
$87
$1,361
$96
2008
2009
2010
TTM 03/11
Revenue
Adjusted EBITDA

Consumer Markets



$1,662
$118
$1,650
$288
$1,755
$298
$1,856
$288
2008
2009
2010
TTM 03/11
Revenue
Adjusted EBITDA

Note: Functional Ingredients and Water Technologies include 2008 data as reported by Hercules.

ISP Historical Financial Summary

($ in millions)

Sales


$1,622
$413
$1,209
$1,261
$226
$1,036
$1,534
$349
$1,185
$1,632
$403
$1,228
2008
2009
2010
TTM 03/11
Specialty Chemicals
Industrial

EBITDA


$279
$73
$22
$184
$236
$64
$179
($7)
$329
$65
$29
$235
$360
$65
$44
$251
2008
2009
2010
TTM 03/11
Specialty Chemicals EBIT
Industrial EBIT
D&A

ASHLAND.

Appendix

ISP Summary Financials

($ in millions)	Fiscal Year Ended 12/31, 2008	2009	2010	TTM 3/31/2011
Income Statement				
Net Sales	$ 1,622	$ 1,261	$ 1,534	$ 1,632
Cost of Sales	(1,212)	(918)	(1,088)	(1,148)
Gross Profit	$ 410	$ 344	$ 446	$ 484
Selling, general and administrative	(205)	(163)	(177)	(185)
Other operating gains and (charges), net	6	(5)	--	--
Amortization of intangible assets	(6)	(4)	(5)	(4)
Operating Income	$ 206	$ 172	$ 264	$ 295
Interest Expense	(74)	(61)	(80)	(73)
Interest Income	6	16	12	8
Other Income (expense), net	(12)	2	(12)	3
Earnings Before Income Taxes	$ 125	$ 128	$ 184	$ 233
(Provision for)/Benefit from Income Taxes	$ (12)	$ (3)	$ 1	$ (14)
Net Income/(Loss)	$ 113	$ 125	$ 185	$ 219
Adj. EBITDA Reconciliation				
Operating income	$ 206	$ 172	$ 264	$ 295
Depreciation and amortization	73	64	65	65
EBITDA	$ 279	$ 236	$ 329	$ 360
Restructuring Charges	3	5	--	--
Gain on sale of assets	(9)	--	--	--
Adjusted EBITDA	$ 273	$ 241	$ 329	$ 360
Balance Sheet				
Cash & Cash Equivalents	$ 329	$ 286	$ 240	$ 244
Account Receivables	177	185	240	301
Inventories	265	248	265	259
Property, plant and equipment, net	608	617	620	623
Total Assets	1,820	1,963	1,817	1,883
Total Current Liabilities	324	323	335	306
Total Debt	1,227	1,214	1,202	1,199
Total Liabilities	1,675	1,672	1,660	1,632
Total Stockholders' Equity	145	291	158	251
Other Financial Data				
Cash flow from operating activities	$ 186	$ 205	$ 212	$ 250
Cash flow from financing activities	(15)	(170)	(186)	(186)
Cash flow from investing activities	5	(79)	(70)	(72)
Capex	(80)	(67)	(70)	(72)
Depreciation and Amortization	73	64	65	65

Note: TTM 3/31/2011 financials are unaudited.

ASHLAND.

ASHLAND®

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